BB 6/13



SECURITIES AND EXCHANGE COMMISSION

07006245

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Opus Trading Fund LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Jericho Plaza

(No. and Street)

Jericho	NY	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Avantario 516-822-0202

(Area Code- Telephone Number)

PROCESSED JUN 14 2007 THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

6/13

OATH OR AFFIRMATION

I, Robert J. Winn swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Opus Trading Fund LLC, as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SIGNED BEFORE ME ON THIS 23RD DAY OF MAY 2007

Arthur Vidro

Notary Public


Notary Public For The State of New York
Nassau County
#01VI5044015
Arthur Vidro
Commission Expires
MAY 22, 2011

Robert J Winn

Signature

CEO

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



OPUS TRADING FUND LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2007

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members of
Opus Trading Fund LLC

We have audited the accompanying statement of financial condition of Opus Trading Fund LLC (the "Company") as of March 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Opus Trading Fund LLC as of March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

May 21, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

OPUS TRADING FUND LLC

STATEMENT OF FINANCIAL CONDITION

March 31, 2007

ASSETS	
Cash	$ 138,924
Receivable from Clearing Brokers	20,389,309
Securities Owned - at market value	116,539,471
Other Assets	622,845
Total Assets	$137,690,549
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased - at market value	$ 61,885,483
Accrued expenses and other liabilities	2,587,896
Total liabilities	64,473,379
Commitments	
Members' Equity	73,217,170
Total Liabilities and Members' Equity	$137,690,549

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Opus Trading Fund LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Philadelphia Stock Exchange, Inc. (the "PHLX").

The Company is engaged in the proprietary trading of securities and is exempt from SEC rule 15c3-3 under Section K(2)(ii).

The Company records principal transactions in securities and the related revenue and expenses on a trade-date basis. Dividends and dividends on securities sold short are accrued on the ex-dividend date.

Securities owned and securities sold, not yet purchased, are stated at quoted market values with the resulting unrealized gains and losses reflected in Members' equity.

No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members on their tax returns.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

2. RECEIVABLE FROM CLEARING BROKERS:

The clearing and depository operations for the Company's security transactions are provided by Schonfeld Securities, LLC ("SSLLC"), a member of the National Association of Securities Dealers, Inc., and three other clearing brokers which are members of major securities exchanges. For financial reporting purposes, amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. At March 31, 2007, all of the securities owned and amounts receivable from clearing brokers reflected in the statement of financial condition are positions carried by and amounts due from these brokers. The securities serve as collateral for the amounts due to the brokers. Subject to the clearing agreements between the Company and the clearing brokers, the clearing brokers have the right to sell or repledge the collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

3. SECURITIES SOLD, NOT YET PURCHASED:

The Company may be exposed to risk of loss not reflected in the accompanying statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

4. MEMBERS' EQUITY:

Pursuant to the amended and restated Limited Liability Company Operating Agreement (the "Agreement"), membership interests in the Company are divided into Class A, Class B (the "Limited Members") and Class T interests. Class A and Class B Members have voting rights. The Class A Member is entitled to an allocation equal to a percentage of the net capital appreciation allocated to each Limited Member's capital account for such year (the "Class A Allocation") as specified in the Agreement. The Class A Allocation cannot exceed $1,900,000 annually and is subject to a loss recovery account provision as defined in the Agreement.

5. EMPLOYEE BENEFIT PLAN:

The Company has a 401(k) profit-sharing plan for all eligible employees. Under the plan, eligible participating employees may elect to contribute the maximum amount allowed by law. The Company contributes an amount equal to 100% of participants' deferrals that do not exceed 3% of their compensation plus 50% of participants' deferrals between 3% and 5% of their compensation. In addition, the Company may make discretionary contributions as determined by the management from year to year. Participants are at all times fully vested in their accounts.

6. RELATED PARTY TRANSACTIONS:

The Company has engaged Amity Management Company II, LLC ("Amity") to act as manager of the Company to perform investment management and administrative services. Amity is affiliated with the Class A Member.

Pursuant to an Investment Management Agreement, the Company reimburses Amity, on a monthly basis, the operating costs incurred by Amity on behalf of the Company. Included in accrued expenses and other liabilities is $488,854 due to Amity.

Pursuant to an Investment Management Agreement, Quantitative Trading Strategies LLC ("QTS"), an affiliated entity, provides investment advisory services to the Company. In consideration of the investment advisory service, an investment advisory fee equal to 15% of calendar year-end net profits from assets managed by QTS, as defined by the agreement, is charged to the Company. As of March 31, 2007, included in accrued expenses and other liabilities is approximately $208,000 due to QTS.

Pursuant to an Asset Purchase Agreement effective March 30, 2007, the Company bought securities from QTS for a purchase price of approximately $30,100,000. The purchase of security positions was transacted at the closing market price on March 30, 2007. In addition, in conjunction with the purchase of the QTS's security positions, the Company assumed the responsibility of and obligations for the QTS's 401(k) plan.

7. NET CAPITAL REQUIREMENT:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital changes from day to day, but at March 31, 2007, the Company had net capital of $46,563,617 which exceeded its requirement of $172,526 by $46,391,091.

8. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's trading activities include the purchase and sale of derivative financial instruments such as commodity futures contracts, and equity and index options. These derivatives are used for trading purposes and for managing risk associated with securities owned and securities sold, not yet purchased. All positions are reported in the accompanying statement of financial condition at market value and any change in market value is reflected in Members' equity. Commodity futures contracts are reported at open-trade equity. These financial instruments involve elements of market risk in excess of the amounts recognized in the statement of financial condition.

9. COMMITMENTS:

The Company is obligated under noncancelable operating leases for office space expiring at various dates through September 2011. Certain of the leases contain provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under these leases are as follows:

Year ending March 31,	
2008	$ 841,496
2009	875,050
2010	176,402
2011	98,325
	$1,991,273



OPUS TRADING FUND LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

MARCH 31, 2007

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Opus Trading Fund LLC

In planning and performing our audit of the financial statements and supplemental schedule of Opus Trading Fund LLC (the "Company") as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Philadelphia Stock Exchange, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

May 21, 2007

END